SECURITIES AND EXCHANGE COMMISSION
                          	Washington, D.C. 20549


                               	Schedule 13G/A

                   	Under the Securities Exchange Act of 1934
                             	(Amendment No. 1)*

                                  	MFRI, INC.
                              	(Name of Issuer)

                    	Common Stock, par value $.01 per share
	                       (Title of Class of Securities)

                                 	55272 11 02
                               	(CUSIP Number)



	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1 NAME OF REPORTING PERSON		Midwesco, Inc. (By MFRI, Inc., as successor)
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON	             36-3922969
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	                  (a)
	                                                                     (b)
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION	                    State of Illinois
   NUMBER OF
    SHARES                 5 SOLE VOTING POWER                             0
 BENEFICIALLY
  OWNED AS OF              6 SHARED VOTING POWER                           0
DECEMBER 31, 1996
    BY EACH                7 SOLE DISPOSITIVE POWER                        0
   REPORTING
  PERSON WITH              8 SHARED DISPOSITIVE POWER                      0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	            0
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	                   0.0%
12 TYPE OF REPORTING PERSON*                                              CO



           	* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer:

        		MFRI, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

        		7720 North Lehigh Avenue
        		Niles, Illinois 60714

Item 2(a)	Name of Person Filing:

        		Midwesco, Inc. (by MFRI, Inc., successor)

     	(b)	Address of Principal Office or, if none, Residence:

        		7720 North Lehigh Avenue
        		Niles, Illinois 60714

     	(c)	Citizenship:

        		Illinois

     	(d)	Title of Class of Securities:

        		Common Stock, par value $.01 per share

     	(e)	CUSIP Number:

        		55272 11 02

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      		(a)	 	Broker or Dealer registered under Section 15 of the Act

      		(b)   Bank as defined in Section 3(a)(6) of the Act

      		(c)   Insurance Company as defined in Section 3(a)(19) of the Act

      		(d)   Investment Company registered under Section 8 of the Investment
              Company Act

      		(e)  	Investment Adviser registered under Section 203 of the
              Investment Advisers Act of 1940

      		(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
              1974 or Endowment Fund; see '240.13d-1(b)(1)(ii)(F)

      		(g)   Parent Holding Company, in accordance with
              '240.13d-1(b)(1)(ii)(G)

      		(h)	 	Group, in accordance with '240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership.

		      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      		(a)	Amount Beneficially Owned:

         			0

      		(b)	Percent of Class:

         			0%

      		(c)	Number of shares as to which such person has:

         			(i)	sole power to vote or to direct the vote

              				0

         			(ii)	shared power to vote or to direct the vote

              				0

         			(iii)	sole power to dispose or to direct the disposition of

              				0

           	(iv)	shared power to dispose or to direct the disposition of

              				0

Item 5.	    Ownership of Five Percent or Less of a Class.

          		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
            beneficial owner of more than five percent of the class of securities, check the following : X.

Item 6.	    Ownership of More than Five Percent on Behalf of Another Person.

          		Not Applicable.

Item 7.	    Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on By the Parent Holding
            Company.

          		Not Applicable.

Item 8.	    Identification and Classification of Members of the Group.

          		Not Applicable.

Item 9.    	Notice of Dissolution of Group.

          		Not Applicable.

Item 10.   	Certification.

          		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

   	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 15, 1997


MIDWESCO, INC.

By:  MFRI, INC., as successor to Midwesco, Inc.


By:	/s/_____________________
    Name:	Michael D. Bennett
    Its:	Vice President